Mail Stop 4720

February 4, 2010

Raafat E.F. Fahim, Ph.D.
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

> **Re:** **Nabi Biopharmaceuticals**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 7, 2009, as amended February 3, 2010**
> **File No. 000-04829**

Dear Dr. Fahim:

We have completed our review of the above proxy statement. We have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph E. Gilligan, Esq.
    Hogan & Hartson LLP
    Columbia Square
    555 Thirteenth Street, NW
    Washington, DC 20004